UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2020	June 30, 2020 (1)	March 31, 2020 (1)	December 31, 2019
	$	$	$	$
Revenue	323,027	267,710	278,212	291,489
Cost of sales	238,917	210,623	219,105	231,167
Gross profit	84,110	57,087	59,107	60,322
Gross margin	26.0%	21.3%	21.2%	20.7%
Selling, general and administrative expenses	38,621	34,534	30,907	32,533
Research expenses	2,554	2,546	3,333	3,010
	41,175	37,080	34,240	35,543
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	42,935	20,007	24,867	24,779
Manufacturing facility closures, restructuring and other related charges (recoveries)	466	3,211	651	(657)
Operating profit	42,469	16,796	24,216	25,436
Finance costs (income)
Interest	7,368	7,513	7,798	7,668
Other finance expense (income), net	1,296	(9,590)	(1,132)	3,630
	8,664	(2,077)	6,666	11,298
Earnings before income tax expense	33,805	18,873	17,550	14,138
Income tax expense (benefit)
Current	9,373	3,996	2,355	3,459
Deferred	(2,741)	296	881	(1,010)
	6,632	4,292	3,236	2,449
Net earnings	27,173	14,581	14,314	11,689
Net earnings (loss) attributable to:
Company shareholders	26,726	14,479	14,376	11,631
Non-controlling interests	447	102	(62)	58
	27,173	14,581	14,314	11,689
Earnings per share attributable to Company shareholders
Basic	0.45	0.25	0.24	0.20
Diluted	0.45	0.25	0.24	0.20
Weighted average number of common shares outstanding
Basic	59,009,685	59,009,685	59,009,685	58,900,337
Diluted	59,745,118	59,467,336	59,075,593	59,027,917

(1) Certain prior period amounts, including net earnings and the Company's non-GAAP financial measures, have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition") as measured in the current period. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature. See "Nortech Acquisition and Integration Update" below as well as the section below entitled “Non-GAAP Financial Measures.”

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
	$	$	$	$
Revenue	293,598	295,609	277,823	287,656
Cost of sales	229,535	230,915	220,027	231,015
Gross profit	64,063	64,694	57,796	56,641
Gross margin	21.8%	21.9%	20.8%	19.7%
Selling, general and administrative expenses	35,025	36,433	32,683	31,460
Research expenses	3,326	3,023	3,168	2,644
	38,351	39,456	35,851	34,104
Operating profit before manufacturing facility closures, restructuring and other related charges	25,712	25,238	21,945	22,537
Manufacturing facility closures, restructuring and other related charges	1,614	3,875	304	1,583
Operating profit	24,098	21,363	21,641	20,954
Finance costs
Interest	7,764	8,565	7,693	6,713
Other finance (income) expense, net	(459)	798	(655)	2,854
	7,305	9,363	7,038	9,567
Earnings before income tax expense	16,793	12,000	14,603	11,387
Income tax expense (benefit)
Current	6,584	5,977	1,175	(323)
Deferred	(2,332)	(439)	2,896	1,093
	4,252	5,538	4,071	770
Net earnings	12,541	6,462	10,532	10,617
Net earnings (loss) attributable to:
Company shareholders	12,528	6,566	10,491	10,634
Non-controlling interests	13	(104)	41	(17)
	12,541	6,462	10,532	10,617
Earnings per share attributable to Company shareholders
Basic	0.21	0.11	0.18	0.18
Diluted	0.21	0.11	0.18	0.18
Weighted average number of common shares outstanding
Basic	58,877,185	58,760,473	58,652,366	58,831,432
Diluted	59,058,758	58,955,643	58,924,107	59,055,824

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 11, 2020, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2020 and 2019 and “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” located in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars ("USD"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss)" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes, including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions, including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications. The Company's largest end markets as of December 31, 2019 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation(1).
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, create operating efficiencies and lower operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
COVID-19
Beginning in December 2019, a new strain of the coronavirus (COVID-19) has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). The impact of the virus varies from region to region and from week to week.
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The following is an overview of the status of the Company's efforts as of the time of this filing as well as a discussion of certain risks to its business associated with COVID-19:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention guidelines and other applicable social distancing guidelines, including requiring employees to wear protective face coverings provided by the Company while in our manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, we believe the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.
•The Company has been effectively managing working capital, including inventory management and cost savings initiatives, and planned reductions in capital expenditures as a precautionary measure. In the third quarter of 2020, the Company generated cash flows from operating activities of $67.5 million and free cash flows (a non-GAAP financial measure defined and reconciled later in this document) of $59.2 million. Cash and loan availability was $372.2 million at the conclusion of the third quarter. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.43, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 6.53, compared to the covenant minimum of 2.75 as of September 30, 2020. Loan availability was $359.1 million as of September 30, 2020 which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility (defined later in this document) has approximately three years remaining until maturity and the Senior Unsecured Notes (defined later in this document) have approximately six years remaining until maturity. See "Liquidity and Borrowings" below for more information.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy for the remainder of 2020, into 2021 and perhaps beyond. While the

Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2020 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Financial Highlights
The Company reported a 10.0% increase in revenue for the third quarter of 2020 compared to the third quarter of 2019 and a 0.2% increase in revenue for the first nine months of 2020 compared to the same period in 2019. The increase in revenue in the third quarter of 2020 was primarily due to increased demand in products with significant e-commerce end market exposure including water-activated tape and protective packaging. The favorable volume/mix in the third quarter offset the net unfavorable volume/mix in the second quarter of 2020, resulting in slightly favorable volume/mix for the first nine month of 2020 compared to the same period in 2019.
Gross margin increased to 26.0% in the third quarter of 2020 compared to 21.8% in the third quarter of 2019 primarily due to effective management of the spread between selling prices and combined raw material and freight costs, and favorable plant performance from both increased production to meet demand and continued cost savings initiatives implemented in the prior quarter. Gross margin increased to 23.1% in the first nine months of 2020 compared to 21.5% for the same period in 2019 primarily due to effective management of the spread between selling prices and combined raw material and freight costs.

Net earnings attributable to the Company's shareholders ("IPG Net Earnings") increased to $26.7 million ($0.45 basic and diluted earnings per share) for the third quarter of 2020 from $12.5 million ($0.21 basic and diluted earnings per share) for the third quarter of 2019 , primarily due to an increase in gross profit, partially offset by an increase in selling, general and administrative expenses ("SG&A") due to an increase in the fair value of cash-settled share-based compensation and an increase in income tax expense mainly driven by improved profitability in 2020.

IPG Net Earnings increased to $55.6 million ($0.94 basic and diluted earnings per share) for the first nine months of 2020 from $29.6 million ($0.50 basic and diluted earnings per share) for the same period in 2019 primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition.

Adjusted net earnings(2) increased to $31.5 million ($0.53 basic and diluted adjusted earnings per share(2)) for the third quarter of 2020 from $17.4 million ($0.30 basic and diluted adjusted earnings per share) for the third quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense mainly driven by improved profitability in 2020.

Adjusted net earnings increased to $57.4 million ($0.97 basic and diluted adjusted earnings per share) for the first nine months of 2020 from $44.3 million ($0.75 basic and diluted adjusted earnings per share) for the same period in 2019. The increase was primarily due to an increase in gross profit.
Adjusted EBITDA(2) increased to $64.5 million for the third quarter of 2020 from $46.0 million for the third quarter of 2019, and increased to $143.5 million for the first nine months of 2020 from $128.5 million for the same period in 2019. The increase in both periods was primarily due to an increase in gross profit.

(1)Represents management estimates as the Company does not have access to exact point of sale data.
(2)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Non-GAAP Financial Measures and Key Performance Indicators" below.

Other Highlights

Dividend Declaration

On November 11, 2020, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. Accordingly, on November 11, 2020, the Company declared a quarterly cash dividend of $0.1575 per common share payable on December 31, 2020 to shareholders of record at the close of business on December 16, 2020.

Sustainability

The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence. During the third quarter of 2020, the Company achieved Cradle to Cradle Certified™ Bronze status for NovaShield(R) Structure Membrane, as well as Cradle to Cradle Certified™ Silver status for Exlfilmplus(R) Shrink Film. The Cradle to Cradle Certified™ Product Standard is a globally recognized measure of safer, more sustainable products. The Company's other sustainability achievements are highlighted in its 2019 Annual Sustainability Report.

Read the full report at www.itape.com/sustainability.
Nortech Acquisition & Integration Update
On February 11, 2020, the Company completed the Nortech Acquisition. Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands, and services customers worldwide across major industries including food and beverage, pharmaceutical, e-commerce, confections, personal care and cosmetics. The custom in-feed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expanded the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. The acquisition provided and continues to provide the Company with opportunities to supply its consumable products, such as tapes, films and protective packaging to new and existing machine customers. The acquisition also added engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. These new capabilities have enabled and continue to enable the Company to service customers experiencing growth pressures that require a customized automation solution.
The Nortech Acquisition was completed for an aggregate purchase price of $46.5 million, net of cash balances acquired. This amount includes potential earn-out consideration of up to $12.0 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility (defined later in this document).
The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

	Three months ended September 30, 2020	February 12 through September 30, 2020
	$	$
Revenue	5.7	9.2
Net loss	0.3	1.0

The COVID-19 pandemic has created, what management believes to be, short-term changes in market conditions surrounding Nortech's legacy business including: delays in customer approvals on new machines and installations and changes in customer capital expenditure behavior resulting in significantly fewer orders from successful lead generation. In addition, new product opportunities currently in the early design stages are expected to experience some delay. As a result of these impacts, management:

•continues to believe that the absence of any future payment toward the contingent consideration obligation is probable and, therefore, the Company continues to estimate the fair value of the obligation to be nil as of September 30, 2020; and
•performed impairment testing for the Nortech asset group as of June 30, 2020, which did not indicate impairment or result in any impairment charge being recognized largely due to what management expects to be the relatively short-term nature of the COVID-19 pandemic's impact on the macroeconomic environment relative to the expected future cash flows and growth expected to be generated by Nortech over the long-term once market conditions have improved. As no further indicators of impairment were present subsequent to this analysis, impairment testing was not performed as of September 30, 2020.
Outlook
The Company's expectations for the fourth quarter are as follows:

•Revenue in the fourth quarter of 2020 is expected to grow by 10% or more compared to the same period in 2019, excluding any significant unforeseen fluctuations in raw material prices which can have a direct impact on selling prices. Adjusted EBITDA for the fourth quarter of 2020 is expected to be between $58 and $63 million.

•The Company expects capital expenditures to be between $45 and $50 million for fiscal year 2020, up from between $30 and $40 million previously estimated for the year, as a result of the Company accelerating investments in production capacity related to e-commerce products in order to address future increased demand beyond 2020.

•Free cash flows(1) for the fourth quarter of 2020 are expected to be between $35 and $45 million, which is in line with the corresponding period last year prior to the increase in capital expenditures discussed above.

•The Company expects a 20% to 25% effective tax rate for 2020, consistent with the updated range contained in the Company's second quarter MD&A. This range excludes the potential impact of further changes in the mix of earnings between jurisdictions. Cash taxes paid in 2020 are still expected to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Non-GAAP Financial Measures and Key Performance Indicators" below.
Results of Operations
Revenue
Revenue for the third quarter of 2020 totalled $323.0 million, a $29.4 million or 10.0% increase from $293.6 million for the third quarter of 2019, primarily due to:

•An increase in volume/mix of approximately 8.9% or $26.3 million primarily driven by increased demand in products with significant e-commerce end market exposure including water-activated tape and protective packaging; and
•Additional revenue of $5.7 million from the operations acquired in the Nortech Acquisition.
•These increases were partially offset by the impact of lower selling prices of approximately $2.5 million primarily in film products, carton sealing tapes, and woven products driven by reductions in certain raw material costs.

Revenue for the first nine months of 2020 totalled $868.9 million, a $1.9 million or 0.2% increase from $867.0 million for the same period in 2019, primarily due to:

•Additional revenue of $9.2 million from the operations acquired in the Nortech Acquisition;
•An increase in volume/mix of approximately 0.9% or $7.8 million primarily driven by increased demand in products with significant e-commerce end market exposure including water-activated tape and protective packaging, partially offset by COVID-19 related demand declines in industrial tapes and certain carton sealing tapes.
•These increases were partially offset by the impact of lower selling prices of approximately $13.3 million primarily in films products, carton sealing tapes, and woven products driven by reductions in certain raw material costs.
Gross Profit and Gross Margin
Gross profit totalled $84.1 million for the third quarter of 2020, a $20.0 million or 31.3% increase from $64.1 million for the third quarter of 2019. Gross margin was 26.0% in the third quarter of 2020 and 21.8% in the third quarter of 2019.
•Gross profit increased primarily due to favorable volume/mix, effective management of the spread between selling prices and combined raw material and freight costs, and favorable plant performance from both increased production to meet demand and continued cost savings initiatives implemented in the prior quarter.
•Gross margin increased primarily due to effective management of the spread between selling prices and combined raw material and freight costs, and favorable plant performance from both increased production to meet demand and continued cost savings initiatives implemented in the prior quarter
Gross profit totalled $200.3 million for the first nine months of 2020, a $13.8 million or 7.4% increase from $186.6 million for the same period in 2019. Gross margin was 23.1% in the first nine months of 2020 and 21.5% for the same period in 2019.
•Gross profit and gross margin increased primarily due to effective management of the spread between selling prices and combined raw material and freight costs.
Selling, General and Administrative Expenses
SG&A for the third quarter of 2020 totalled $38.6 million, a $3.6 million or 10.3% increase from $35.0 million for the third quarter of 2019, and totalled $104.1 million for both the first nine months of 2020 and 2019.
The changes in the third quarter of 2020 consisted primarily of increases in share-based compensation mainly due to increases in the fair value of cash-settled awards, additional SG&A incurred as a result of the Nortech Acquisition, and decreases in travel and entertainment expenses as a result of restrictions related to COVID-19.
Manufacturing Facility Closures, Restructuring and Other Related Charges
Manufacturing facility closures, restructuring and other related charges incurred in the three and nine months ended September 30, 2020 totalled $0.5 million and $4.3 million, respectively. The charges for the three months ended September 30, 2020 were cash costs of $0.5 million related to termination benefits as a result of employee restructuring initiatives which began in the second quarter in response to COVID-19 uncertainties. The charges for the nine months ended ,September 30, 2020 were comprised of cash costs of $3.7 million related to termination benefits as a result of employee restructuring initiatives discussed above as well as idle facility costs related to the closure of the Montreal, Quebec and Columbia, South Carolina facilities, and non-cash impairments of $0.6 million for inventory related to the closure of the Montreal, Quebec manufacturing facility.

Manufacturing facility closures, restructuring and other charges incurred in the three and nine months ended September 30, 2019 totalled $1.6 million and $5.8 million, respectively. The charges for the three and nine months ended September 30, 2019 were comprised of non-cash impairments of inventory and property, plant and equipment related to the closures of the Johnson City, Tennessee and Montreal, Quebec manufacturing facilities totalling $0.5 million and $2.5 million, respectively, and cash costs of $1.1 million and $3.3 million, respectively, mainly for termination benefits, restoration and ongoing idle facility costs related to the closure of the Montreal, Quebec manufacturing facility as well as the post-closure activities of the Johnson City, Tennessee manufacturing facility.

Finance Costs
Finance costs for the third quarter of 2020 totalled $8.7 million, a $1.4 million or 18.6% increase from $7.3 million in the third quarter of 2019, primarily due to the non-recurrence of a gain in the third quarter of 2019 related to the extinguishment of a previously-recorded liability between the Company and the former shareholders of Polyair Inter Pack, Inc. ("Polyair"), which the Company acquired on August 3, 2018, and greater foreign exchange losses in the third quarter of 2020 compared to the same period in 2019.
Finance costs for the first nine months of 2020 totalled $13.3 million, a $10.5 million or 44.1% decrease from $23.7 million in the first nine months of 2019, primarily due to (i) a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition and (ii) a decrease in interest expense, partially offset by (iii) the non-recurrence of a gain in 2019 related to the extinguishment of a previously-recorded liability between the Company and the former shareholders of Polyair as discussed above. The decrease in interest expense is largely due to a lower average cost of debt and the non-recurrence of interest expense resulting from the proposed state income tax assessment and the related interest expense totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006 ("Proposed Tax Assessment") recorded in the second quarter of 2019, partially offset by a decrease in capitalized interest.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Income tax expense	6.6	4.3	14.2	13.9
Earnings before income tax expense	33.8	16.8	70.2	43.4
Effective tax rate	19.6%	25.3%	20.2%	31.9%
The decrease in the effective tax rate in the three months ended September 30, 2020 as compared to the same period in 2019 was primarily due to the favourable treatment of interest deductions related to the restructuring of intercompany debt, which was partially offset by an unfavourable mix of earnings between jurisdictions.
The decrease in the effective tax rate in the nine months ended September 30, 2020 as compared to the same period in 2019 was primarily due to the favourable treatment of interest deductions related to the restructuring of intercompany debt and the non-recurrence of the Proposed Tax Assessment recorded in the second quarter of 2019.
IPG Net Earnings
IPG Net Earnings totalled $26.7 million for the third quarter of 2020, a $14.2 million or 113% increase from $12.5 million for the third quarter of 2019, primarily due to an increase in gross profit, partially offset by an increase in SG&A due to an increase in the fair value of cash-settled share-based compensation and an increase in income tax expense mainly driven by improved profitability in 2020.
IPG Net Earnings totalled $55.6 million for the first nine months of 2020, a $26.0 million or 87.9% increase from $29.6 million for the same period in 2019 primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition.

Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
M&A Costs	0.5	3.9	3.1	7.9
M&A Costs for the three and nine months ended September 30, 2020 were primarily composed of acquisition integration costs, as well as other due diligence and advisory costs on deals that did not progress to the execution phase. The Company still expects the integration costs associated with all acquisitions completed to date to be between $3 and $4 million in 2020, excluding due diligence costs associated with evaluating merger and acquisitions opportunities.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
IPG Net Earnings	26.7	12.5	55.6	29.6
Manufacturing facility closures, restructuring and other related charges	0.5	1.6	4.3	5.8
M&A Costs	0.5	3.9	3.1	7.9
Share-based compensation expense	4.7	0.5	4.5	2.0
Impairment of long-lived assets and other assets	0.2	0.1	0.3	0.2
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	0.2	0.2
Other item: special income tax events(1)	—	—	—	2.3
Other item: change in fair value of contingent consideration liability(2)	—	—	(11.0)	—
Income tax effect of these items	(1.1)	(1.3)	0.4	(3.8)
Adjusted net earnings	31.5	17.4	57.4	44.3

IPG Net Earnings per share
Basic	0.45	0.21	0.94	0.50
Diluted	0.45	0.21	0.94	0.50

Adjusted earnings per share
Basic	0.53	0.30	0.97	0.75
Diluted	0.53	0.30	0.97	0.75

Weighted average number of common shares outstanding
Basic	59,009,685	58,877,185	59,009,685	58,764,165
Diluted	59,745,118	59,058,758	59,444,092	58,954,685
(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition.

Adjusted net earnings for the third quarter of 2020 totalled $31.5 million, a $14.0 million or 80.4% increase from $17.4 million for the third quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense mainly driven by improved profitability in 2020.
Adjusted net earnings for the first nine months of 2020 totalled $57.4 million, a $13.1 million or 29.6% increase from $44.3 million for the same period in 2019. The increase was primarily due to an increase in gross profit.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Net earnings	27.2	12.5	56.1	29.5
Interest and other finance costs	8.7	7.3	13.3	23.7
Income tax expense	6.6	4.3	14.2	13.9
Depreciation and amortization	16.2	15.7	47.6	45.2
EBITDA	58.6	39.8	131.1	112.3
Manufacturing facility closures, restructuring and other related charges	0.5	1.6	4.3	5.8
M&A Costs	0.5	3.9	3.1	7.9
Share-based compensation expense	4.7	0.5	4.5	2.0
Impairment of long-lived assets and other assets	0.2	0.1	0.3	0.2
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	0.2	0.2
Adjusted EBITDA	64.5	46.0	143.5	128.5
Adjusted EBITDA totalled $64.5 million for the third quarter of 2020, an $18.5 million or 40.1% increase from $46.0 million for the third quarter of 2019, and totalled $143.5 million for the first nine months of 2020, a $15.0 million or 11.7% increase from $128.5 million for the same period in 2019. The increase in both periods was primarily due to an increase in gross profit.
Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2019 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s 2019 MD&A.
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced toward the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter (although such unwinding began earlier this year as discussed in the section entitled " Cash Flows" below). Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory decreased to 66 for the third quarter of 2020 from 72 for the third quarter of 2019. Days Inventory decreased to 68 for the nine months ended September 30, 2020 from 70 for the same period in 2019. Inventories increased $5.9 million to $190.8 million as of September 30, 2020 from $184.9 million as of December 31, 2019, primarily due to additional inventory resulting from the Nortech Acquisition and inventory pre-purchased in order to manage anticipated increases in certain raw material prices, partially offset by increases in demand and adjustments related to inventory management initiatives.

The calculations are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cost of sales (1)	$238.9	$229.5	$668.6	$680.5
Days in period	92	92	274	273
Cost of sales per day (1)	$2.6	$2.5	$2.4	$2.5
Average inventory (1)	$172.4	$178.9	$166.6	$174.2
Days inventory	66	72	68	70
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies

(1)In millions of USD
The Company uses Days Sales Outstanding (“DSO”) to measure the performance of its trade receivables. DSO decreased to 45 in the third quarter of 2020 from 46 in the third quarter of 2019. DSO increased to 50 for the nine months ended September 30, 2020 from 46 for the same period in 2019. Trade receivables increased $25.6 million to $158.8 million as of September 30, 2020 from $133.2 million as of December 31, 2019, primarily due to the timing and amount of revenue invoiced later in the third quarter of 2020 compared to the fourth quarter of 2019, and the impacts of the additional receivables resulting from the Nortech Acquisition.
The calculations are shown in the following tables:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue (1)	$323.0	$293.6	$868.9	$867.0
Days in period	92	92	274	273
Revenue per day (1)	$3.5	$3.2	$3.2	$3.2
Trade receivables (1)	$158.8	$146.3	$158.8	$146.3
DSO	45	46	50	46
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)In millions of USD
Accounts payable and accrued liabilities increased $2.0 million to $147.0 million as of September 30, 2020 from $145.1 million as of December 31, 2019, primarily due to additional accounts payables and accrued liabilities resulting from the Nortech Acquisition, partially offset by the timing of payments.
Liquidity and Borrowings
Liquidity
The Company relies upon cash flows from operations and funds available under its credit facilities to meet working capital requirements, as well as to fund capital expenditures, business acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate activities.

The Company’s liquidity risk management processes attempt to maintain a sufficient amount of cash and ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available from borrowings may be used, as needed, to fund more significant strategic initiatives.
As of September 30, 2020, the Company had $13.1 million of cash and $359.1 million of loan availability (comprised of committed funding of $349.3 million and uncommitted funding of $9.8 million), yielding total cash and loan availability of $372.2 million compared to total cash and loan availability of $406.0 million as of December 31, 2019.
The Company's total outstanding borrowings and lease liabilities increased $18.7 million to $533.7 million ($528.5 million net of unamortized debt issue costs of $5.2 million) as of September 30, 2020 from $515.0 million ($508.8 million net of unamortized debt issue costs of $6.2 million) as of December 31, 2019.  The incremental borrowings were primarily to fund the Nortech Acquisition in February 2020.
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250.0 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes"). The Company's Senior Unsecured Notes bear interest at a fixed rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. As of September 30, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.3 million net of $3.7 million in unamortized debt issue costs). The Company's Senior Unsecured Notes include optional redemptions on or after October 15, 2021. The Company may redeem the Senior Unsecured Notes in 2021 at a redemption price of 103.50%, in 2022 at a redemption price of 101.75%, and in 2023 and thereafter at a redemption price of 100%.
2018 Credit Facility
Pursuant to a credit agreement executed in June 2018 with a syndicated lending group, and a subsequent amendment executed in July 2019, the Company has a five-year $600.0 million credit facility ("2018 Credit Facility") comprised of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”).
The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR") (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (175 and 150 basis points as of September 30, 2020 and December 31, 2019, respectively) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.43 and 6.53, respectively, as of September 30, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the nine months ended September 30, 2020.

As of September 30, 2020, the 2018 Term Loan's outstanding principal balance amounted to $176.3 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $48.8 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $225.1 million (net outstanding principal balance of $223.6 million, net of unamortized debt issue costs of $1.5 million). Standby letters of credit totalled $1.8 million resulting in total utilization under the 2018 Credit Facility of $226.9 million. Accordingly, unused availability under the 2018 Credit Facility as of September 30, 2020 amounted to $349.3 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.

Other Borrowings

In September 2020, the Company repaid a portion of the term loan borrowings under one of the credit facilities denominated in Indian Rupee ("INR"). As of September 30, 2020, the Company's credit facilities denominated in INR had a gross outstanding balance of INR 755.8 million ($10.2 million) and net outstanding balance of INR 754.4 million ($10.2 million), net of unamortized debt issue costs of INR 1.4 million (less than $0.1 million). Including INR 11.5 million ($0.2 million) in outstanding letters of credit, total utilization under these credit facilities amounted to INR 767.3 million ($10.4 million). Any repayment of term loan borrowings under the credit facilities denominated in INR are not available to be borrowed again in the future. Unused availability under these facilities as of September 30, 2020 amounted to INR 561.8 million ($7.6 million). All unused availability was uncommitted.

In addition, one of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($2.9 million), of which €0.6 million ($0.7 million) was outstanding. Unused availability under this facility as of September 30, 2020 amounted to €1.9 million ($2.2 million). All unused availability was uncommitted.
Cash Flows

The Company’s net working capital on the balance sheet increased in the first quarter of 2020 due to the effect of a business acquisition. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2020 working capital items appropriately exclude this effect.

Cash flows from operating activities increased in the third quarter of 2020 by $19.2 million to $67.5 million from $48.4 million in the third quarter of 2019 primarily due to an increase in gross profit, partially offset by a decrease in cash flows from working capital items. Changes in working capital items consisted of (i) a greater increase in accounts receivable due to the timing and amount of revenue invoiced in the third quarter of 2020 compared to 2019, partially offset by (ii) a greater decrease in inventories as result of inventory management initiatives and (iii) a greater increase in accounts payable due to the timing of payments. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.

Cash flows from operating activities increased in the first nine months of 2020 by $29.3 million to $91.0 million from $61.7 million in the same period in 2019 primarily due to an increase in gross profit and cash flows from working capital items, partially offset by an increase in federal income taxes paid. Changes in working capital items consisted of (i) less of a decrease in accounts payable primarily due to the timing of payments, and (ii) less of an increase in inventories due to increases in demand and adjustments related to inventory management initiatives, partially offset by (iii) a greater increase in accounts receivable due to the timing and amount of revenue invoiced. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.

Cash flows used for investing activities decreased in the third quarter of 2020 by $1.0 million to $9.0 million from $10.0 million in the third quarter of 2019, primarily due to a decrease in capital expenditures as discussed in the section below entitled "Capital Resources".
Cash flows used for investing activities increased in the first nine months of 2020 by $18.2 million to $57.3 million from $39.1 million in the same period in 2019, primarily due to the Nortech Acquisition in the first quarter of 2020, partially offset by a decrease in capital expenditures as discussed in the section below entitled "Capital Resources".
Cash flows used for financing activities increased in the third quarter of 2020 by $24.3 million to an outflow of $60.8 million from an outflow of $36.5 million in the third quarter of 2019 primarily due to an increase in net debt repayments.
Cash flows used for financing activities decreased in the first nine months of 2020 by $0.5 million to an outflow of $27.4 million from an outflow of $27.9 million in the same period in 2019 primarily due to less interest paid due to lower average cost of debt, largely offset by the non-recurrence of proceeds from the exercise of stock options in 2019 and an increase in dividends paid in 2020 compared to the same period in 2019.
The Company is including free cash flows (a non-GAAP financial measure as defined and reconciled below) because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year. However, the increased demand experienced in the third quarter of 2020 resulted in an inventory unwind in the period and an expected increase in cash tax payments in the fourth quarter. In addition, as a result of the strong performance in the third quarter and expectations for the fourth quarter, and specifically in the e-commerce channel, the Company has increased its capital expenditures in the fourth quarter significantly in order to support the growth in e-commerce-related products. As a result, the Company anticipates less traditional seasonality in its free cash flows this year.
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the third quarter of 2020 by $20.2 million to $59.2 million from $39 million in the third quarter of 2019 primarily due to an increase in cash flows from operating activities.
Free cash flows increased in the first nine months of 2020 by $46.8 million to $69.9 million from $23.1 million in the same period in 2019 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities	67.5	48.4	91.0	61.7
Less purchases of property, plant and equipment	(8.3)	(9.3)	(21.0)	(38.6)
Free cash flows	59.2	39.0	69.9	23.1
Capital Resources
Capital expenditures totalled $8.3 million and $21.0 million in the three and nine months ended September 30, 2020 and were funded primarily by cash flows from operations. The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $8.4 million as of September 30, 2020 that are expected to be paid out in the next twelve months and will be funded by cash flows from operations. During the first nine months of 2020, the Company proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19. As such, these capital expenditures and commitments are primarily for maintenance needs and other funds committed for initiatives supporting the efficiency and effectiveness of operations. However, due to a continued increase in demand in its e-commerce end markets, the Company expects to proactively accelerate investments in its e-commerce-related production capacity in the fourth quarter of 2020 as discussed in the section entitled "Outlook" above.
Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2019 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2019 MD&A.

Capital Stock and Dividends
As of September 30, 2020, there were 59,009,685 common shares of the Company outstanding.
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Equity-settled
Stock options granted	—	—	1,533,183	392,986
Stock options exercised	—	—	—	226,875
Stock options cancelled/forfeited	—	22,503	77,500	32,503
Cash-settled
DSUs granted	4,959	2,667	101,802	63,431
PSUs granted	—	—	694,777	291,905
PSUs forfeited	—	14,070	5,032	14,070
PSUs cancelled by performance factor (1)	—	—	346,887	371,158
RSUs granted	—	—	281,326	120,197
RSUs forfeited	—	5,399	1,678	5,399
(1)    The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
As of September 30, 2020, $8.9 million was recorded in share-based compensation liabilities, current, and $4.0 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of USD):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Equity-settled	0.2	0.1	0.6	0.5
Cash-settled	4.5	0.3	3.9	1.5
Total	4.7	0.5	4.5	2.0
On September 30, 2020 the Company paid cash dividends of $0.1475 per common share to shareholders of record at the close of business September 15, 2020 for an aggregate amount of $8.6 million.

On November 11, 2020, the Company declared a quarterly cash dividend of $0.1575 per common share payable on December 31, 2020 to shareholders of record at the close of business on December 16, 2020.
The dividends paid and payable in 2020 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

The Company renewed its normal course issuer bid ("NCIB"), under which the Company has the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2020 and ending on July 22, 2021. As of November 11, 2020, no shares have been repurchased under the NCIB.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The Company was party to the following interest rate swap agreements designated as hedging instruments as of September 30, 2020 (in millions of USD):

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
		$		%
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item, and the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(5.4)	2.0	6.0	(6.6)
Gain/(loss) from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	5.4	(2.3)	(6.0)	7.5
Gain/(loss) from Senior Unsecured Notes recognized in other comprehensive income	5.4	(2.0)	(6.0)	6.6
(Loss)/gain from hedge ineffectiveness recognized in earnings in finance costs, in other finance expense (income), net	—	(0.3)	—	0.9

The cumulative amounts included in the foreign currency translation reserve recognized in other comprehensive income related to the hedge of net investment in foreign operations are a loss of $5.1 million as of September 30, 2020 and a gain of $0.9 million as of December 31, 2019.

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of September 30, 2020.
Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for the estimate of the provision for income taxes, which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The financial statements should be read in conjunction with the Company’s 2019 annual audited consolidated financial statements.
The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. As of September 30, 2020, and as a result of impacts from COVID-19, the Company recorded a fair value adjustment to its contingent consideration related to the Nortech Acquisition that was originally recorded in the first quarter of 2020 and certain termination benefits as a result of restructuring in response to COVID-19 uncertainties. There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.
On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).

In the current period, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a Company includes when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and, at this time, does not expect it to materially impact the Company’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. The CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2019 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2019, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the COVID-19 pandemic (including the related structural changes underway in some of the Company’s key end markets, the operations of the Company’s facilities, the Company’s priorities as it moves through the pandemic, the uncertainty for the duration of the impacts resulting from the pandemic, the exposure of the Company’s business to the pandemic, and the Company’s alternative capacity and production plan adjustments), the Company’s positioning to weather the pandemic, the Company’s characteristics that position it, in its belief, to come out the other side of the COVID-19 pandemic in a strong position in the market, the Company’s adjustment of its production plans, the Company's future dividend payments, fourth quarter demand, including anticipated e-commerce demand, the Company’s industry and the Company’s outlook (including its expected fourth quarter revenue growth, its expected 2020 capital expenditures, its expected fourth quarter free cash flows, and its expected 2020 effective tax rate), prospects, plans, financial position, future transactions, acquisitions and partnerships, capital expenditures, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, selling prices, fluctuations in costs, the Company’s integration of Nortech and the expected costs, capabilities, earnings and contingent consideration related to the Nortech Acquisition, expected charges and savings in connection with restructuring and inventory management initiatives, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of fluctuations in selling prices; the impact of fluctuations in raw material prices and freight costs; costs associated with the impact of climate change, including weather related events and environmental matters; the anticipated benefits from the Company’s acquisitions and partnerships; the expected financial performance and benefits of the Nortech Acquisition; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies;

risks and costs inherent in litigation; legal and regulatory requirements, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business, including the Company's growing e-commerce business; anticipated cash flows from the Company’s operations; anticipated changes in the tax treatment of intercompany debt; availability of funds under the Company’s 2018 Credit Facility; the Company’s flexibility to allocated capital as a result of the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.